                                                  Filed by LSI Logic Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: C-Cube Microsystems Inc.
                                                  Commission File No.: 333-58862


                           TRANSCRIPT OF AUDIO WEBCAST

                                 April 24, 2001

Wilf Corrigan: Good Afternoon, in the first quarter revenues declined sharply in the U.S. and in our Asia Pacific territory. Europe was flat, while Japan was up. The slowdown of the U.S. economy was particularly felt in the communications sector, but had been the most rapidly growing in the Year 2000. Computing and storage components, which today are tightly coupled to communications, was similarly effected. Storage systems, which grew rapidly in 2000, also soared significant quarter-to-quarter decline, particularly in the OEM business which is closely tied to service sales. In contrast, our consumer business was strong in what is normally the seasonally slow first quarter. The three main drivers for strength in the consumer sector were Sony's accelerated production ramp for the Playstation 2, continued strong demand for the PS 1, which the earlier product which is still in volume production, and increased from our new single chip set-top decoder product, the SC2000. We continue to believe that the long term growth story for communications is still intact and growth will resume later this year. In the near term, we expect Q2 to be down 10-15% from Q1, as customers continue to push out committed and to cancel orders where wafer starts have not yet begun. However, against this background which has been going on since December we are now beginning to see some orders placed for products that had been previously cancelled. I believe Q2 will be the bottom of this cycle and revenues will begin to improve modestly in the second half for LSI, gathering a momentum as we enter 2002.

Looking back and summing up the history, 1985 was the last time we saw such a sharp downturn. At that time, we saw 3 sequential down quarters before growth returned. You have to observe that this time the correction or down movement has been much more abrupt than in 1985. We didn't see any 30% sequentially down quarters in 1985.

Consumer products, I expect to see--continued declines in networking and broadband revenues into Q3. Computer and storage components should bottom in Q2 and show some modest recovery in the second half. Consumer products show all indications of a robust second half, which is the seasonally stronger part of the year.

During Q1, we announced the definitive merger agreement to acquire C-Cube Microsystems, a leader in digital media processing. Today, we learned that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott Rodino. We now anticipate that our S-4 Registration Statement will be declared effective by the SEC on April 26. C-Cube is a company that will bring valuable intellectual property and engineering talent to LSI Logic. C-Cube's expertise in consumer and communications, particularly in cable modem, cable set-top box, DVD technology compliments LSI Logic's strength in the satellite, terrestrial and DSL set-top box markets. That gives us a major entry into the U.S. and European cable markets. We expect to complete this transaction in the second quarter.



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Storage Systems should be up slightly in Q2 and strengthen in the second half.
This business is closer to the end user and the pipeline inventory build was much smaller than what we saw in the components business. Our Storage Systems product line has been strengthen by last year's acquisitions of Syntax, and Arc Research, and the larger sales force that we added is helping to increase our store brand of products market penetration.

The very rampant change per record that order input in 2000 to a 30% sequential downshift in Q1 2001 was unanticipated and unprecedented at LSI, but was in line with the U.S. industry as a whole. John Chambers at Cisco, referred to the phenomenon as comparable to a 100-year flood and I think I have to agree with him. You know, Alan Greenspan has suggested that the almost immediate inventory of reduction across the economy is due to better information systems, meaning everybody now response at the same time, rather than spreading it out over several quarters. The cost of angle on this is that the rampant inventory reduction in the pipeline will mean a shorter time, hopefully, to achieve targeted inventory levels. However, the big question will be what run rates customers will be at, at the time when they reach those target levels. The real question is run rates will surely be higher than they are now; but how much higher? With the exception of consumer products, most of our U.S. customers are very cautious. But as surgeons say, all bleeding stops eventually, and this is certainly true with inventory reductions. As I've said earlier, `85 was the best comparison we could find, and in that case we saw 3 sequential quarters of decline and again this is with much smaller perceptive changes for the quarter. At that time, there was a much higher mix of commodity products. Today, proprietary products make up a much larger portion of the U.S. I.T. industry. I expect revenues for LSI Logic to increase modestly in Q3 over Q2, and Q4 to increase over Q3. Exactly how much is difficult to quantify at this time. Consumer products are in the positive column now. Storage systems should go positive in Q2.

Storage components and computer products should go positive in Q3; but broadband and networking we don't anticipate positive change until Q4. Assuming the U.S. economy turns around by year-end, 2002 should be a reasonable growth year. So, now I'd like to turn it over to questions.

Speaker:  Operator, you can open the call for questions.

Operator: Ladies and Gentlemen, should you have questions or comment at this time, please press the 1 followed by the 4 on your telephone touch pad. You will hear a 3 tone prompt acknowledging your request. If your question has been answered, and you wish to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are using a speakerphone, please pick up your handset before entering your request. One moment please, for the first question. Our first question or questions comes from Thadim Sladikoff at Sanford Bernstein & Company, please go ahead Mr. Sladikoff.

Mr. Sladikoff: If you could possibly describe the impact that the charges will have on the ongoing expense rate particularly in the R&D, are you expecting to align that cost structure now that your revenue base is much slower, and likewise, could you tell us a little bit about what impact that will have on the fixed costs in the costs area.

Wilf:  Now you are referring to the charges...?


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Mr. Sladikoff: Yes, the two charges that you are taking both for the severance as well as some of the charges for the fixed assets or write-downs.

Wilf: Now that will relate strictly to manufacturing costs will not have any effect on the R&D.

Mr. Sladikoff: OK.

Wilf: Bryon did you want to...

Bryon: Yes, that's correct. I believe you saw in the press release estimated restructuring charges and other non-recurring charges in the range of $120-150 million dollars, the bulk of that will be in Q2; some of it extends into Q3, and again that relates to manufacturing, so that would be such things as the fixed asset, write-downs, severance expenses, and other direct costs associated with the closure of the Colorado Springs wafer fab.

Mr. Sladikoff: I guess I was wondering would you significantly reduce the depreciation costs going forward and perhaps as an aside, are you taking any actions to reduce operating expenses?

Bryon: We are taking actions to reduce operating expenses across the company among some of the actions that management has taken we have beyond the announcement relative to Colorado Springs, we have implemented a mandatory 5 days of vacation in the second quarter. We have deferred merit increases to the second half, and we continue to look at such areas such as travel, consulting and contracting, and we're taking action to significantly reduce those expenses going forward.

Mr. Sladikoff: Would you be able to give us any order of magnitude as to how much they are going to be reduced by the 3rd quarter?

Bryon: By the 3rd quarter, let's see, we have not given any guidance today relative to the second half. I think ...comments about the second quarter...

Wilf: This is kind of a work in progress. So, we haven't quantified it at this point.

Mr. Sladikoff: OK. Thank You.

Operator: The line is now open to David Wu, at ABN Ambro. Please go ahead, Mr.
Wu.

Mr. Wu: Good Afternoon gentlemen, let me ask you very quickly the other question which is if you were to look at the break even point, it looks like break even point should be above Q2, but below Q1. Have I bracketed correctly? Bryon, its between somewhere between 450 and 520. Bryon: probably in the range, David.

David: Ok. Wilf, in terms of the relative business of business coming back for you in vertical markets, computers and storage, you said, you probably will see a recovery in Q3, and network and access and those kinds of things in Q4. What do you see from the computers customers OEMs that gave you the confidence that they will be coming back in the 3rd calendar quarter of the year?

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Wilf: I think you got two effects here. I mean if you look at the networking industry in real terms, that's a relatively immature industry in the sense that is never really a down period so that you're dealing with an industry that has never really seen any significant setback and is an industry that's only probably 12 or 13 years old. So, now when you look at the computer industry, most of the computer companies have seen significant cycles in the past and certainly the PC related companies have an annual cycle that they are all used to managing through. So, I think that the relative amount of inventory control was much better in the computer industry, and I think much of what we're seeing in the networking space is companies that were positioned as even as late as November for a 50%, or in some cases, even higher growth in the year 2001, to very abruptly seeing a change in the environment and whereas the computer companies were positioned for the normal Christmas slowdown period, which to some extent I think affects the service shipments which obviously are not as consumer-related. So, I think the inventory situation within the computer companies was not as severe. And to some extent, I mean the revenue shortfall that we're seeing in the components industry in Q1 is significant as most of it is an inventory correction. Once the inventory correction is over, which is going to happen at different times depending on whether its for networking or computer or in fact the consumer business, which always runs with tight inventories, we haven't seen any inventory effect. You're going see each sector behaving somewhat differently. Now in the computer space, the inventories look to us to be being reduced rapidly. I think in the PC space you could argue that they're almost there already. They're certainly becoming like Dell, which got their inventories right where they want them right now, followed very shortly by the other PC related people. I think the Unix server part of the business, might be another quarter or so. But they will behave differently to the networking companies.

David: I see, Wilf, if we come out of this recession, inventory correction is one thing, but the service providers do look like they've got so much debt on the balance sheet that they may not be big buyers of telco. equipment next year. How much of that would, if you are networking communication business depends on service providers and how much depends on sort of the enterprise market where their corporate profits results in higher spending levels?

Wilf: I've been through that whole analysis of what's happening with the carriers and so on. I think the--from a components standpoint, the revenues levels are so far down, that actually it doesn't need, once we start reducing inventories, even that kind of equilibrium level is still higher than the current level that we are at. I think that's the issue. I mean, you are going to get some demand from the carriers and significantly a lot of our business in Europe is telecommunications related. That business seems to be largely unaffected. I'd say DSL, which initiates out of Europe, generally, up to now has mainly been sold in the U.S. so that the slowdown of DSL market might have had a small effect on some of our European customers, but the traditional communications business that run out of Europe so far does not seen to have been affected, and I would expect that to continue to be the case. So, I mean networking is a U.S. phenomenon, and that portion of the communications business generally is driven out of the U.S.

David: Thank You.

Operator: We are now ready for questions or comments from Mark Addlestone at Morgan Stanley.

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Mark: Hi Wilf, I have a couple of questions. First off, LSI's own inventory has obviously moved up which is why you're taking the moves in Colorado in part, so wonder if you could talk about how quickly you think you can get your own inventories back down to more normal levels and then what's the capacity utilization currently like in Tsukuba and in Gresham?

Wilf: Well, let me answer the second part of your question first. Obviously, in Colorado the capacity utilization is low and that's why we're phasing that out this quarter, mostly this quarter. The actual final closure will be in the middle of August, so that obviously is impairing our overall capacity utilization. Products which are running in Tsukuba again the main itch here has been in products that were in high volume manufacturing, the newer products were largely unaffected because the .25 micron and the .18 micron based products we're just getting into production and with the long lead times in the second half of the year, the customers didn't have an opportunity to build any inventory there. I'm sure they would have done it if we let them. So consequently, the Gresham plant's running pretty full at this point in time and it looks like that will continue. So, the issue really is the products that were in the middle of manufacturing life cycle so that we're running at about it in the low 60s in terms of capacity utilization at this point in time. In terms of inventory, I think we'll continue to build inventory cause we're really sizing inventory based on what we anticipate future revenues will be not on these rather artificially depressed levels as the customers try to drive their somewhat large inventories down. So that the issue for an Asic company is with the longer lead times on the more advanced product when they customers want to turn around you can have you know at 10 week or so lead time, we are going to be positioned to support the customers when it turns around, which I think will be late this year and early 2002.

Mark: Just a couple of follow-ons, Wilt. I take it your capacity utilization number in the low 60s would have included Colorado, what would it be if you excluded Colorado from that, and then what would gross margins look like if Colorado was not adversely impacting the second quarter levels?

Wilf: You know, it's tough for us to give guidance at this point in time on that. This is a very dynamic situation. I would think we'll probably be running down Gresham around close to the 100% for the balance of this year, and Tsukuba probably around the 60%.

Mark: OK. And one last final question on operating expenses. If you look at total operating expenses in the first quarter, are you expecting those to be flat or down a little bit in Q2?

Wilf: Bryon do you have any...

Bryon: Mark, in terms of those operating expenses going forward into Q2, they'll be roughly flat there's opportunity to take those down modestly. I think I outlined some of the key areas where we were focused on there as well.

Mark:  Thanks.

Operator: David Dooley at Wells Fargo van Dooley. Please go ahead with your questions or comments.


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David: I was wondering if you could give us a quick update since we kind of on the Gresham fab, could you give us an update where you are wafer starts there, and then this also ties into your Cap. Ex. budget. I noticed in your press release, to date you spent $187 million on Cap. Ex. of $500 million, how linear will the Cap. Ex. be through the balance of the year, and what impact on the Cap. Ex. does the Colorado plant closing have?

Wilf: Well, the Cap. Ex. number for this year will come about $500 million but it will be dropping very rapidly towards the end of the year, so that, out as we go into next year because of foundry relationships, we don't have a lot pressure to have big capital spending year for next year, so I think that could easily drop below $300 million maybe get it close to $200 million next year. Maybe Joe you could talk about wafer starts.

Joe: In Gresham, the ramp is pretty much at we described last time. Target is 5,000 wafers a week in the August timeframe, that's still where we're headed. As Wilf indicated, demand for that sector of the business is still strong and we're continuing that ramp and the Cap. Ex. ramp clearly was front loaded this year in putting that equipment in place.

David: We can safely assume that you made some purchases for Colorado earlier in the year and now we're going to be transferring that equipment to Gresham?

Joe: That's a good assumption.

David: OK. Were there any 10% customers in the quarter, -- Sun or Sony?

Wilf: You know in Q1, Sony was certainly a 10% customer. I think Sony was about the only 10%.

David: Wilf, do you expect any new names at the top of the list in either Q2 or Q3?

Wilf: I think the problem is customers behave in such a volatile half, and they are volunteering these smaller numbers, so I would doubt it.

David: OK. A couple of final questions from me. First of all, your guidance in the press release for gross margins is 38%, do you anticipate that being the bottom in the gross margin levels, and you talked about your own inventory, is there any significant inventory in any sort of channels that we should be tracking or be aware of in regards to working your own inventory down?

Wilf: On the gross margin, we're not giving out any further guidance on the gross margins. This is a dynamic situation I think once we start to see revenues improving in the second half of the year, I think then we'll have a much better basis to give some guidance.

David: Would you think this was the bottom?

Wilf: I think Q2, you know we've said that we think revenues would be down 10-15% in Q2, we expect revenues for LSI to improve in Q3 and gather momentum in Q4. A lot of that is due to the fact that we have the consumer business and the systems business. If we were pure communications company, today, it would be very difficult to conceptualize that we could do


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that in the 3rd quarter. But, with the particular mix of products that we have today, I think we can see, you know, positive momentum in Q3 moving on into Q4.

David: And in the inventory issue?

Wilf: Tell me again what was your inventory issue?

David: Just what does inventory on your own balance sheet, I was wondering should we be paying attention to other channels of inventory that we need to be aware of here, or is this pretty much the whole kit and kaboodle on your balance sheet.

Wilf: We don't have the same exposure distributor inventories that standard products companies have so the what you see on our balance sheet is what inventories we have and that's how it will continue. I guess in terms of inventories, after we've sold it one of the issues that you see in the marketplace right now, is not exactly inventory, but how much product do some of our customers have that they haven't been able to ship. So, in a way, that's kind of a barrier to shipping more to those customers until they've actually worked out their inventories. So, I guess, you know, Cisco has been the obvious case.

David: When Cisco wrote off inventory, do you think a lot of your parts were written off?

Wilf: No. I don't think ours has this bigger representation of some of the standard products companies. Because generally people don't like to run big inventories of custom products.

David: OK. Thank You.

Operator: Hans Moses Man, at Prudential Securities. Please go ahead with your question.

Traci: Hi, this is Traci Tugiguchi, actually for Hans, I was wondering if you could give us an update on the demand for the Pentium II, I'm sorry for PlayStation 2 relative to expectations?

Wilf: OK. Because there's a lot of commentary on the latter part of last year on the PlayStation 2. The PS2 has been extremely well received across the world and from what Sony has published, they're seeing very even demand in Japan and in Europe and in the U.S. which is kind of unusual at this stage. So, what demand looks very strong and some of the other limitations that they had based on limitations on some critical components, seem to have gone away. So, we expect that demand to continue to increase through the second half of the year.

Traci: Thank You.

Operator: The line is now open to Jack Geraghty at Gerard Klauer Mattison & Co. Please go ahead Mr. Geraghty.

Jack: Wilf, good afternoon. This goes back to a couple of other questions. Could you comment, roughly speaking on what your book to bill might have been in the quarter, and, you know, how they level of cancellations were relative to that?


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Wilf: No. We don't put out book to bills, Jack, you know that.

Jack: Well, you're not going to give us a rough idea?

Wilf: Obviously, they were less than 1. You can reach that conclusion. I'd say one of the anecdotal steps I'm hearing around the industry, I think our bookings were at least measurable, so that we feel positive about that, but we are . . . the other thing is that our Japanese and European business has really not been affected. So, that most of the downswing in orders really was very focused on the U.S. and Pan Asia. And, by Pan Asia, what we mean is Taiwan, Hong Kong, Singapore, and those other areas which are really just adjuncts to big U.S. companies. If anything they were down more than the direct U.S. business. So that the strength in orders really has been coming from the non-U.S. areas and fortunately we've got a fair amount of business in that space. Jack: Sure. Just one more then. As far as you're concerned from your perspective, have you seen the cancellations peak?

Wilf: Well, I think so. I think our orders have--orders are projected to be higher in Q2 then Q1 which positive. S, that's why I'm saying that we think that we'll probably see the bottom in Q1 and Q2 and then steadily gather some momentum in the second half.

Jack: Fair enough. Thank a lot.

Operator: We're now ready for question from Charles Boucher at Bear Stearns.

Charles: Does the fact that your products have a relatively short lifetime compared to a lot of standard products help you at all, in terms of, I mean do customers basically have to use or lose it by this certain amount of time, like the end of the year, and then have to come back and reorder from your programs, and you mentioned that you're starting to see a little bit of pick up in some orders that were previously cancelled being replaced. Is that coming from any particular segment of the market?

Wilf: Well, when we talk about short lifetime of products, I not quite sure if that's what you meant, Charles. I say the lifetime of the Asic products is actually long. I mean its long, it can be as long as 5 to 7 years. What is short is the lifetime of orders. I mean customers don't like to order custom products beyond what they need because, in the first place, they have to order them with quite a reasonable lead time. So that if you take the more mature technology, it may be 6 weeks, as you get to the more advanced technology you get into .18 micron for example, you're talking 12 weeks, 14 weeks, perhaps, for the manufacturing cycles. Generally, they don't over order these products and there is always the possibility that they'll want to make a system design change which means they'd have to go in and actually change somethings. So, generally they try and run with fairly tight control of inventories on Asic products, and of course, it very rare to find an Asic product second sourced. So they operate within a zone which is not too much, but not too little. But the actual lifetime of the product, what we call lifetime is when does it actually become obsolete, can be 5 to 7 years.

Charles: What about the incremental orders, or at least the uptake in orders that you're seeing, is that coming from any particular segment?


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Wilf: Well, I wouldn't say that we're seeing an uptake in orders. What I'm seeing at this point, is customers, while they're still in a mode of saying we'd like to cancel this we'd like to cancel that, at the same time now, they're coming back and saying, however, we would like to buy this product or that product. These, in many cases, are products that a few months ago, we don't need anymore of those. Which indicates their getting at least in some cases to the bottom of their buckets. You know, as they build their material, they will run out of one product or another, when they're having a general policy coming down from the top of don't buy anything, they're finding that they're now at a point where they have to start buying some things. And I regard that as a positive sign.

Charles: On the computing market, when you said you expect that the computing sector could bottom out in Q2 and start to show a little bit of sequential growth in Q3, are you referring to servers as well as PCs and peripherals, or is that really distinct from servers?

Wilf: No. I think that's true with servers as well.

Charles: OK. Thanks very much.

Operator: Dan Niles of Lehman Brothers. Please go ahead with your questions or comments.

Dan: Thank you. Just following up on an answer to a prior question, Wilf. You had said that in terms of life cycles for some of your products is 5 to 7 years, so that when you look at something like the Cisco write-off which was a couple of billion dollars in size, it seems like a lot, I mean, most of that would not be your product, unless it's for a specific program that got cancelled, so I think that would imply that most of the stuff and being written off was the standard products stuff not yours, but can you kind of finish off that train of thought, or if I am wrong then I've got a couple of other questions?

Wilf: Dan, it's tough to get. They don't send us list usually of what they're going to write off. But, I would imagine that the issue relates more to which of a given company's product lines that they regard as becoming obsolete. As long as they keep making that product line they're going to have to keep buying the same product from us because its very rare to go in and actually change an Asic. They might go in and change to a next generation of memory, but it's a major task to go and redesign an Asic which is usually right at the heart of how the system works. As long as they're in production, they're going to keep on buying that particular Asic product. If you take some of their optical products which they announced that they were getting out of, in that case, clearly anything that they had whether it was Asic or otherwise, should be written off. But, I think in the case of standard products, you got a different situation, because standard products are more fungible, I mean you can sell them in the open market or the gray market which you can't really do with Asics.

Dan: Then, in terms of pricing, what have you seen on that front, a lot of the customers you're hearing about, obviously we've heard about Cisco canceling some programs they had cutting back on the number of different products to try to get the SKUs down a bit, and we've heard about them cutting back on the number of suppliers, as well, to try to get some better pricing, and I've heard about different suppliers asking for bigger price discounts, as their customers start asking for bigger price discounts as their margins get squeezed, which really didn't happen in the


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'96 cycle or the '98 cycle, I mean margins for Cisco and the telecom guys were pretty good, I mean what are you see on the pricing front, not so much for your current product which are kind of designed in but as you are competing for new design going forward?

Wilf: Generally, pricing pressure is always there. I don't think it's any higher than usual. I think you, right now, the customer seems to be more worried about getting their inventories down than pricing issues, I'm sure there's going to be more discussions of that, but I don't see anything unusual at that stage. I think with the standard product guys, because surplus inventory from a variety of sources out there, I think that's where you might see pricing pressure, even with proprietary products, if stuff is being dumped back on the gray market by the major OEM customers, you can find yourself actually competing with your own products. In our case, I haven't really seen any more pricing pressures than we normally have.

Dan: One final question and I'll go away. In '96, you had about a down 11% quarter sequentially in Q1 and then you talked about how in Q2 things were stabilizing and orders were picking up and that quarter was up 4.5%. Then we walked into Q3, and Q3 was down 8%, and Q4 was flat with Q3. What makes you, you know, feel like this is more sustainable given that Q3 is the summer quarter, which even in an up cycle is sometimes difficult to predict?

Wilf: It's a different mix, and yet we have a very strong consumer element to this. Traditionally, people have talked about Q3 being the summer slowdown in Europe. We certainly didn't see that last year. I think we are just down so far, I mean if you look at how quickly this came down. That just stopping reducing inventory increases your revenues. You know, there's almost a virtue to being down so far as it's easier to grow from that new base.

Dan: In '96, did you, wasn't that the year you had the big Sony PlayStation around, so you did have the benefit for consumer in Q3, cause I remember your consumer mix from about 20% in '95 to 30% in '96.

Wilf: Sure, but in that case, it was a much bigger percentage of the whole.

Dan: OK. Thank you.

Operator: Barry Ragsdale at Goldman Sachs, your line is now open for questions. Please go ahead.

Barry: I have a few, I think they'll be quickies. When was the last time that Sony was a 10% customer?

Wilf: I would guess, was it last quarter? You know, its been hovering around the 10% level for some time. If you go back to the '96 timeframe, I think the peak percentages were about 20%.

Barry: OK. Bryon, you talked through what some of the actions are on the costs front for manufacturing, can you give us a sense of what that does for you on a run rate basis, and on the points of gross margin when its fully implemented?

Bryon: Well, to a certain extent Barry, what that does, it sort of voids this future hit that we would have had on gross margins based on sort of forecasted under-utilization that would have


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implied, and so we're moving that element of it, and of course that'll take awhile for us to get to as we're still targeting the middle of August timeframe for that action to be completed.

Barry: Let me play that back to you, in other words, with the capital you've got going into Gresham, depreciation would have been growing there and you're maybe keeping depreciation flatish by getting rid of Colorado?

Bryon: Yes, there's certain element of that, and again, I think we've mentioned earlier relative to Cap. Ex. and depreciation impacted on most of that, you're actually seeing right now in Q1 and extending out to Q2 we are actually going to be more than 2/3 of the way through the anticipated Cap. Ex., the expenditures in the first half here.

Barry: One other one on manufacturing. I think, you know, when times were better, you guys were scrambling so hard to put capacity in place in Gresham, that there wasn't a lot of time or manpower to think about and work on yields, what's been the yield story at Gresham over the past three quarters?

Bryon: You know, we were in fact working very hard on yields during that timeframe as well. We were certainly putting capacity in place in manufacturing you never take your eye off that ball and the yield story continuously got better over time. We're continuing aggressively in that area. We've got some wonderful software tools that we're utilizing to drive our learning and making progress every month.

Barry: OK. One last one for you, Wilf. You're usually willing to take a crack at kind of the big picture over a long period of time. I've heard some people lately, in trying figure out what the slope of recovery looks like, whenever that is talking about the, to the extent we had a pretty decent up cycle in 99' and 2000', but we had unusually strong demand situation let's say and you know in handsets and bandwidth and all that stuff, that maybe if you don't assume we have that unusual demand situation on the way back up then maybe the 15-17% compound growth rate of semis isn't good going forward. What do you think about that?

Wilf: Well, it all depends what base you come from and I'd say if you look at the estimated numbers for the second quarter across the industry, by the time we get to June, the industry is going to be down to a pretty low level. So, maybe percentages look good, but as you guys know with the stock market if you have stocks going down 30%, you've got take them up 50% before you are back to where you started. I think that's the same with our business, too, is that from the run rates which are artificially depressed right now during this inventory correction, if you start measuring quarterly sequential performance from that base, they can actually look pretty good, but I mean I think realistically we're looking at how do we get back to the $750 million quarter run rate and then measure what the growth is from that basis. I think we are going to see a degree of recovery here. I mean somebody mentioned earlier the problem that the carriers are overladen with debts, and how much stuff can they buy, and so on. Ultimately they're going to have to buy that. I think a good example was the movie industry in the late 1920s which was in not very good shape, and then talkies came in and they all had to turn around and spend the money for the talkies at that point in time. I think this is the same thing is going to happen with the communications business. One way or another, they're going to start to find the money to


                                      11.

buy the equipment and whether they do that by raising prices ultimately to the consumer or what, it's going to happen and probably it's going to happen within the next 18 months or so.

Barry: Thank You.

Operator: Larry Board at Josephthal Lyon & Ross. Please go ahead with your questions or comments.

Larry: I missed the beginning of your call, the areas, you started to make an effort in set-top boxes, is that accounting for much revenue at this point, and could you also comment on where you think the inventory levels are with the contract manufacturers now?

Wilf: In set-top boxes we are running probably number 2 and when I say set-top boxes, I'm talking set-tops in the satellite decoder space. We don't have any position in cable at this point in time which is why we acquired C-Cube. So we've got quite substantial revenues in the satellite decoder area and in the second half with C-Cube that will pick up quite substantially, and then of course expect us to start penetrating the cable markets, That will take a few quarters to start to show that. Now what was the rest of your question?

Larry: About the inventories of the contract manufacturers at this point, do you feel like you have a good understanding of what's going on there?

Wilf: Yes, I think so. I think we do. I think the question of the inventories in contract manufacturers is really going to break that inventory into 2 pieces. The work in process inventory is, in reality, is more or less own by the title is not yet changed, it's essentially owned by whomever contracted to build it. The other inventory is the standard product that might be components, it might be boards, it might be capacitors, and so on, connectors, that sort of product, but the board model is standard product so the question is how much of that is, that's their problem rather than the customers problem, and obviously most of them seem to have a heavy amount of inventory still at this point in time, the question is that you can never quite just ascertain how much really ultimately really belongs to the end customer and how much actually belongs to the contract manufacturer. But, I don't think the contract manufacturers generally build what they're told to build. I know that there are some people blaming the contract manufacturers. Basically, they're building to order. I think that's where a lot of the inventory is and that's what's going to take several quarters to work down.

Operator: Ollie Farr at the Gallion Group, your line is now open for questions.

Ollie: Hi, I'm sorry I joined the conference a little late. I apologize if this question has already been asked and answered. But, from your judgement, there's a school of thought that the computation market for the service sector is still content to get slow. After all, every router and switch at the enterprise level at the service provider level has an accompanying server workstation and a percentage of those that are available in that sector and that sector is also basically impacted by slowdown in the telecom sector. Furthermore, on the wlder side, other than Nokia, the rest of the sector, telecom sector including Ericsson and Motorola, continue to have issues on the inventory side and on the demand side. So, given that the supply position in the market, in your judgement, your best gut feel, do you really think this market is going to come back on the computation side as quickly as these OEMs are verbalizing.?


                                      12.

Wilf: Again, they sort of like separate out that inventory. You've got to separate out the inventory effect from what is the actually end-demand run rates. And the run rate we're seeing today from those what you call computational customers are significantly below because of inventory corrections and the run rights we expect to be in later. Now the second question, which is, what are the actual demands when all these inventories come into equilibrium? Of course, that's effective right now. Maybe John or Tom, you might want to make some comments on this service.

New Speaker: Right now what we could feel is a lot of inventory that's restricting our shipments of additional chips and we expect that to hit the bottom of this quarter. In talking to our customers we hope and expect to see a modest demand for service for the year, as published, but there's still going to be a sizable movement down from last year but not at the level that we've seen so far this first quarter.

New Speaker: Only one that I would add on the list is that we're a little bit closer to the end demand, with not nearly as much inventory, in fact, our view is that there are several businesses that still, I don't quite see the rebound on that but I'd expect that our business as a sector will will start to see the rebound more quickly than the components sector because we're a lot closer to the end user.

Ollie: Thank you very much for that.

Operator: Mark Addlestone, your line is again open for additional questions; please go ahead.

Mark: Thank You. I just had three quick ones. One is, would the cash component of the $120 to $150 million charge?

Byron: Mark, it's going to be...again, we're still quantifying each of the elements of that charge and so we'll demand more details later on. But it's going to be on the order of a quarter to a third of the total.

Mark: Okay, great. And then Bryon, also, a fairly sizeable drop in the share count in Q1 over Q4, can you just walk us through that?

Bryon: Sure, this really has to do with the accounting treatment for EPS calculation purposes of the $345 million convertible debenture that we issued in 1999; that was the 4-1/4% coupon note and when you run the diluted and anti-diluted calculations in order to come up with the EPS, you find that that's is anti-diluted and so based on FAS 12.28, which takes the conservative view of things, that now gets treated as debt instead of equity, and so 20 or 22 million shares drops out of the share count for the quarter.

Mark: So we're not doing the add-back then or the after-tax interest either?

Bryon: Correct.

Mark: Okay. And then this last question on the impact from the C-Cube acquisitions based on where your business stands today and where C-Cube's business stands, what's your guy's view of the impact as you combine the two entities here in the second half of the year?


                                      13.

New Speaker: Well, C-Cube, that means....we saw that as a very strategic
acquisition...and certainly from what we've seen, it's mainly synergistic. There's not a great deal of overlap with customers or with products, though, a lot of the products reinforce each other. So, we expect that to be accretive in the second half. If you listen in on that call, they felt a very positive outlook of the second half all through the year. We've passed the two major hurdles, which was the SEC and the Hart-Scott-Rodino, so we feel very comfortable with this deal. And I think be significant synergies here, mainly in the sense that our channels will add more revenues for them and their channels will add more revenues for us. They've got very significant representation in Asia, and notably in China. And we've got a much larger channel in the U.S., so it's gonna be mostly positive synergies here.

Mark: Okay, thank you very much.

Moderator: Operator, we'll take just one more question.

Operator: Barry Ragsdale, please go ahead with your additional question.

Barry: I'll try a couple of follow-ups to until you tell me to get lost. On the inventory side, Wilf, I was a little surprised to hear you say you thought it would build again in 2Q. Help us triangulate on that a little bit. I'm assuming that you're not building Asics in general unless they're being ordered in advance, and it sounds like they are not yet. Is there enough build in the Sony business seasonally over the course of the year that that would account for a significant amount of inventory?

Wilf: Well, recognize that we're closing down the Colorado plant and those products being run in that plant that have recently long life, so before we close it down we're going to build enough inventory based on since announcing this we've gone back to the customers and asked them to give us the end of life and estimates on products that will not be run elsewhere. So, I mean, we can run many of the products in Tsukuba ultimately if we want to. But, some of the products that we're running in Colorado really will be end of life, so we've got our own estimates of what that end of life quantity would be and we're taking input from customers in the next four to six weeks as to what they are indicating in terms of what they see as the end of life and we will build an official inventory to take care of that.

Barry: Are they committing to take that inventory if you build it?

Wilf: Oh yeah. That will be part of the discussion.

Barry: And, I mean, is it kind of "we build the inventory in 2Q and you, the customer, take shipment in 3Q?"

Wilf: No. In a case like that, usually an end of life situation, you'll get some customers who'll say, "okay, build it all the way through" and other customers will say, "well, build the wafers and then store the wafers and we will essentially pay you for our committed inventory of those wafers and we will tell you when we want you to wrap the plastic and the packaging around it.

Barry: Right. Another one. You mentioned that the European telecom stuff has been stronger and I think all of us feel like probably the overbuild there was less excessive than it was here. But


                                      14.

there's an awful lot of people wringing hands about the economic situation and demand situation spreading negatively to Europe. You don't think that's a possibility?

Wilf: No, I didn't say that. I'd say there's always that jeopardy. I got to say that in the case of LSI's telecom business, we are much more prevalent in the infrastructure as opposed to things like handsets, so that the infrastructure in Europe has continued to be of strong and growing demand for telecom infrastructures and I know all of the discussion that we've heard about the debt load of the carriers in the U.S. Also the other side of the discussion is in Europe where the huge amounts that the carriers over there have had to put into paying the governments for spectrum. They've all had to go heavily into debt for that. Now the positive of that is, having spent that money for the spectrum, which is really not that very tangible when you look at it they've got to go build the equipment because the only way they're going to pay that debt is by having something for consumers to pay money for. So, they're almost driven to move on now that they've paid out this big amount for spectrum - billions and billions of dollars - and they now have to build an infrastructure so that they ultimately will get the pot of gold at the end of the rainbow. So, we're seeing strong demand at both the design level and the manufacturing level for infrastructure products in Europe, which I think that will continue. Because I don't think they can go back and if they were to get into trouble, I think the government would be forced to intervene - it's almost like the California energy crisis. And you're seeing this in Germany right now where the governments are saying, "you know, we're going to have to reconsider whether or not we need six infrastructures here" and in other parts of Europe that's already happened where this partial sharing of infrastructure, because of the financial condition of the carriers. So I think in Europe it's going to be one way or another government-funded. We're pretty positive about the European telecom market.

Moderator: I think we'll wrap up the call at this point. Thank you for joining us and thank you for your participation.

Operator: Ladies and gentlemen, you may all disconnect and, again, thank you for participating in the LSI Logic First Quarter Earnings Release Conference Call.

LSI Logic has filed a Registration Statement on Form S-4 and a Schedule TO. C-Cube has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with LSI Logic's exchange offer for the outstanding shares of C-Cube. LSI Logic and C-Cube have mailed a prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of C-Cube. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, LSI Logic and C-Cube file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by LSI Logic or C-Cube at the SEC public reference room at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the commission's other public reference rooms in New York, N.Y. or Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. LSI Logic's and C-Cube's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission, http://www.sec.gov.

Safe Harbor for Forward-Looking Statements: The statements by LSI Logic management and the above statements made in this webcast include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. LSI Logic's actual results in future periods may be materially different from any performance suggested in this news release. Risks and uncertainties to which LSI Logic is subject may include, but may not necessarily be limited to fluctuations in the timing and volumes of customer demand, the rate of depletion of customer inventory buildup, and LSI Logic's achievement of revenue objectives and other financial targets. Other risks and uncertainties include, but are not necessarily limited to the timing and success of new product introductions, the continued availability of appropriate levels of manufacturing capacity and the realization of benefits from LSI Logic's strategic relationships and investments. The extent to which LSI Logic's plans for future cost reductions are realized may also impact its future performance. LSI Logic operates in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond LSI Logic's control. In the context of forward-looking information provided in this web cast, reference is made to the discussion of risk factors detailed in the Company's filings from time to time with the Securities and Exchange Commission, including but not limited to filings made during the past 12 months.

LSI Logic Corporation is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, LSI Logic supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 866-574-5741 (within U.S.), 719-533-7679 (outside U.S.),
http://www.lsilogic.com.

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